Combined General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 22, 2021 for action to be taken.

2021 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

Nanobiotix S.A. (the "Company")

CUSIP No.:	63009J107.
ADS Record Date:	March 26, 2021 (date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein).
French Record Date:	April 26, 2021, at 12:01 A.M. (CET) (Date on which ADS Holders are required under French law to hold their interest in the Deposited Securities in order to be eligible to vote at the Combined General Meeting.
Meeting Specifics:	Combined General Meeting to be held on April 28, 2021 at 5:00 P.M. (CET) at 60, rue de Wattignies 75012 Paris, France (the "Meeting"). **Please note Meeting will be held in a closed session.**
Meeting Agenda:	The agenda has been reproduced on page 3 of the Depositary Notice of Meeting. You may also view the Company's Notice of Meeting beginning on April 7, 2021 and other relevant documents at the Company's website: https://www.nanobiotix.com/annual-general-meetings/.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 15, 2020.
Deposited Securities:	Ordinary shares, nominal value €0.03 per Share, of the Company.
Custodian:	Citibank Europe plc.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement ("ADSs") and identified above, acknowledge receipt of a copy of the Depositary's Notice of Meeting and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company's supervisory board. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder, the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the right of Holders of Deposited Securities may be materially adversely effected. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company's Shares, the workers' council or the supervisory board may submit a new resolution and the supervisory board may also modify the resolutions proposed in the Company's Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the supervisory board and against if not approved by the Company's supervisory board.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda

Please see **Exhibit A** of the Depositarys Notice for agenda items.

The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://www.nanobiotix.com/annual-general-meetings/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

The Board of Directors recommends a FOR vote for all resolutions.

A Issues Nanobiotix S.A.

Ordinary Shareholders' Meeting

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐
Resolution 11	☐	☐	☐
Resolution 12	☐	☐	☐
Resolution 13	☐	☐	☐
Resolution 14	☐	☐	☐
Resolution 15	☐	☐	☐
Resolution 16	☐	☐	☐
Resolution 17	☐	☐	☐
Resolution 18	☐	☐	☐
Resolution 19	☐	☐	☐

Extraordinary Shareholders' Meeting

	For	Against	Abstain
Resolution 20	☐	☐	☐
Resolution 21	☐	☐	☐
Resolution 22	☐	☐	☐
Resolution 23	☐	☐	☐
Resolution 24	☐	☐	☐
Resolution 25	☐	☐	☐
Resolution 26	☐	☐	☐
Resolution 27	☐	☐	☐
Resolution 28	☐	☐	☐
Resolution 29	☐	☐	☐
Resolution 30	☐	☐	☐
Resolution 31	☐	☐	☐
Resolution 32	☐	☐	☐
Resolution 33	☐	☐	☐
Resolution 34	☐	☐	☐
Resolution 35	☐	☐	☐

Ordinary Shareholders' Meeting

	For	Against	Abstain
Resolution 36	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue if endorsed by the Company's board of directors.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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